                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                           UCI MEDICAL AFFILIATES. INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   902633-10-6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert A. Leichtle, I-20 at Alpine Road, Columbia, S.C., 29219  (803) 788-3860
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 21, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   902633-10-6                                        PAGE  2  OF  8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blue Cross and Blue Shield of South Carolina
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     2,224,623
- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     2,224,623
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,224,623
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   902633-10-6                                        PAGE  3  OF  8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Companion HealthCare Corporation
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     2,006,442
- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER


- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     2,006,442
- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,006,442
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.7%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   902633-10-6                                        PAGE  4  OF  8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Companion Property and Casualty Insurance Company
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     218,181
- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER


- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     218,181
- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     218,181
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------

Schedule 13D                                                   Page 5 of 8 Pages

Item 1.           Security and Issuer

         Common stock of UCI Medical Affiliates, Inc., 1901 Main Street, Suite 1200, Columbia, South Carolina (the "Issuer").


Item 2.           Identity and Background

         A. Blue Cross and Blue Shield of South Carolina ("BCBS") is a mutual insurance corporation organized under the laws of the State of South Carolina. Its principal business is group health insurance. Its address is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are:

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the President and Chief Executive Officer and a Director of BCBS.

         (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is Executive Vice President of BCBS.

         (3) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is the Senior Vice President and Treasurer of BCBS.

         (4) Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a director of BCBS.

         (5)      Harry  R.  Easterling,   Bennettsville,  South  Carolina.  Mr.
                  Easterling is an attorney and a director of BCBS.

         (6) Paul F. Foerster, Spartanburg, South Carolina. Mr. Foerster is retired and a director of BCBS.

         (7) E. Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Delta Woodside Industries, Inc. (a Greenville, South Carolina textile manufacturer) and a director of BCBS.

         (8) Leo R. Maguire, Lancaster, South Carolina. Mr. Maguire is retired and director of BCBS.

         (9) Robert D. Mathews, Greenville, South Carolina. Mr. Mathews is retired and a director of BCBS.

         (10) Robert V. Royall, Jr., Columbia, South Carolina. Mr. Royall is Chairman of the Board of NBSC Corporation (a Columbia, South Carolina bank holding company) and a director of BCBS.

         (11) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and Chairman of the Board of Directors of BCBS.

         (12) John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is Chairman of First Carolina Corporation (a Beaufort, South Carolina, real estate developer) and a director of BCBS.

         (13) E. Craig Wall, Jr., Conway, South Carolina. Mr. Wall is President of Canal Industries, Inc., (a Conway, South Carolina forest products company) and a director of BCBS.

         B. Companion HealthCare Corporation ("Companion") is a corporation organized under the laws of the State of South Carolina. Its principal business is the operation of a health maintenance organization and it is a wholly-owned

Schedule 13D                                                   Page 6 of 8 Pages

subsidiary of BCBS. Its address is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are as follows:

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina. Mr. Sellers is Chairman of the Board of Directors and President of Companion.

         (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina. Mr. Faulds is Executive Vice President and a director of Companion.

         (3)      Harvey L. Galloway, Jr., I-20 at Alpine Road, Columbia,  South
                  Carolina.  Mr.  Galloway  is  Senior  Vice  President,   Chief
                  Operating Officer and a director of Companion.

         (4) Charles P. Cannon, I-20 at Alpine Road, Columbia, South Carolina. Mr. Cannon is a director of Companion.

         (5) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and the Chairman of the Board of Directors of BCBS and is a director of Companion.

         C. Companion Property and Casualty Insurance Company ("CPCI") is a corporation organized under the laws of the State of South Carolina. Its principal business is property and casualty insurance and it is a wholly-owned subsidiary of BCBS. Its address is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are as follows:

         (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina. Mr. Sellers is Chairman of the Board of Directors and President of CPCI.

         (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina. Mr. Faulds is Executive Vice President and a director of CPCI.

         (3)      Charles  M.  Potok,  I-20  at  Alpine  Road,  Columbia,  South
                  Carolina.  Mr.  Potok  is  Executive  Vice  President,   Chief
                  Operating Officer and a director of CPCI.

         (4) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina. Mr. Leichtle is the Treasurer and a director of CPCI.

         (5) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and the Chairman of the Board of Directors of BCBS and a director of CPCI.

         D. None of BCBS, Companion or CPCI nor any of their executive officers or directors listed above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         All of the individuals named above are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         See previous filings.

Schedule 13D                                                   Page 7 of 8 Pages


Item 4.  Purpose of Transaction

         The purpose of the acquisition of the securities by Companion and CPCI is for investment, and to assist the Issuer in expanding facilities used by subscribers of Companion and BCBS in conjunction with services offered by Companion and BCBS and to assure access to such facilities and related services. Companion may acquire additional shares of the Issuer's common stock by exercise of its option described in Item 5. None of BCBS, Companion or CPCI presently have any plans to acquire additional shares although any or all may do so.

         Companion and CPCI have requested that the Issuer's board of directors be expanded and that their representatives be appointed to fill the newly created seats. On August 21, 1996 the Issuer's board of directors increased the board of directors from five to seven and appointed Thomas G. Faulds and Ashby
M. Jordan, both employees of Companion's parent company, BCBS, to fill the new positions.

Item 5.  Interest in Securities of the Issuer

         Companion is the record and beneficial owner of 2,006,442 shares, or 41.7%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. CPCI is the record and beneficial owner of 218,181 shares, or 4.5%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the same shares by virtue of its ownership of all of the stock of and ability to elect all of the directors of Companion and CPCI; nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

         No other person named in Item 2 is the beneficial owner of any of the common stock of the Issuer.

         The Issuer has granted Companion the option to purchase additional shares of its common stock to permit it to own up to 47% of the outstanding common stock of the Issuer. If the option is exercised in conjunction with the sales of common stock by the Issuer to third parties (except where the third party sales are compensation, or result from options granted as compensation, to employees of Issuer), the option may be exercised for the average per share price of sales to third parties. Otherwise the purchase price is the average closing bid price or such other price as may be agreed upon.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See the last paragraph of Item 5 above.

Item 7.  Material to be Filed as Exhibits

         (a) Copy of the written agreement relating to the filing of joint acquisition statements.

         (b) Stock Purchase Agreement dated as of December 7, 1993, by and between Companion and the Issuer.*

         (c) Stock Purchase Agreement dated November 3, 1995 by and between Companion and the Issuer.*

*Previously filed

Schedule 13D                                                   Page 8 of 8 Pages
Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                           BLUE CROSS AND BLUE SHIELD
                                            OF SOUTH CAROLINA

August 26, 1996
____________________                       By:M. Edward Sellars
         Date                                 President and Chief Executive
                                              Officer


                                           COMPANION HEALTHCARE
                                            CORPORATION

August 26, 1996
____________________                       By:M. Edward Sellars
         Date                                 President


                                           COMPANION PROPERTY AND CASUALTY
                                            INSURANCE COMPANY

August 26, 1996
____________________                       By:M. Edward Sellars
         Date                                 President

                                                                     Exhibit (a)


                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY

         Pursuant to the requirements of Rule 13d-1(f)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of UCI Medical Affiliates, Inc., which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

         Dated this 26th day of August, 1996.


                                             BLUE CROSS AND BLUE SHIELD
                                              OF SOUTH CAROLINA


                                             By:  M. Edward Sellars
                                                  President and Chief Executive
                                                  Officer


                                             COMPANION HEALTHCARE CORPORATION


                                             By:  M. Edward Sellars
                                                  President


                                             COMPANION PROPERTY AND CASUALTY
                                              INSURANCE COMPANY


                                             By:  M. Edward Sellars
                                                  President